SEC(08032078)MMISSION

SEC FILE NO.
8-48554

SEC Mail Processing Section
JUN 27 2008
Washington, DC
104

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (mm/dd/yy) AND ENDING 3/31/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

260 CALIFORNIA STREET, SUITE 200
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEE EPSTEIN 415-658-4600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
JUL 14 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **LEE EPSTEIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MONEY MARKET 1 INSTITUTIONAL INVESTMENT DEALER** as of **MARCH 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 26
Day of June, 2008, by
Lee Epstein
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Notary Public

Signature

CEO

Title

APRIL M. JOHNSON
COMM. #1615088
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm Expires Nov. 13 2009

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Money Market 1 Institutional Investment Dealer

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Money Market 1 Institutional Investment Dealer
San Francisco, California

We have audited the accompanying statement of financial condition of Money Market 1 Institutional Investment Dealer (the Company) as of March 31, 2008, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Market 1 Institutional Investment Dealer at March 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

June 24, 2008

Money Market 1 Institutional
Investment Dealer

Statement of Financial Condition

March 31, 2008

Assets

Cash and cash equivalents	$	116,064
Receivable from brokers, dealers and clearing organizations		81,278
Due from parent company		26,486
Total assets	$	223,828

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses			$	50,607
Total liabilities				50,607
Stockholder's equity				
Common stock (no par value; 1,000,000 shares authorized; 150,000 shares issued and outstanding)	$	150,000		
Additional paid-in capital		50,000		
Accumulated deficit		(26,779)		
Total stockholder's equity				173,221
Total liabilities and stockholder's equity			$	223,828

See independent auditor's report and accompanying notes.

Money Market 1 Institutional
Investment Dealer

Statement of Income (Loss)

For the Year Ended March 31, 2008

Revenue		
Commissions	$	1,306,215
Trading		335,584
Service		27,165
Gain on sale of securities		3,103
Interest and other income		35,704
Total revenue		1,707,771
Expenses		
Management fees		1,585,857
Commissions		111,051
Clearing fees		29,220
Professional fees		9,600
Regulatory fees		8,852
Interest expense		680
Other operating expenses		5,708
Total expenses		1,750,968
Income (loss) before income taxes		(43,197)
Income tax benefit		(9,689)
Net income (loss)	$	(33,508)

See independent auditor's report and accompanying notes.

Money Market 1 Institutional
Investment Dealer

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2008

	Common Stock	Paid in Capital	Retained Earnings Accumulated	Stockholder's Equity
March 31, 2007	$ 150,000	$ 50,000	$ 6,729	$ 206,729
Net income (loss)			(33,508)	(33,508)
March 31, 2008	$ 150,000	$ 50,000	$ (26,779)	$ 173,221

See independent auditor's report and accompanying notes.

Money Market 1 Institutional
Investment Dealer

Statement of Cash Flows

For the Year Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (33,508)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Gain on sale of securities	(3,103)
(Increase) decrease in:	
Receivable from brokers, dealers and clearing organizations	45,337
Due from parent	(10,489)
Increase (decrease) in:	
Accounts payable and accrued expenses	37,027
Net cash provided (used) by operating activities	35,264
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of securities	(132,646)
Proceeds from sale of securities	188,687
Net cash provided (used) by investing activities	56,041
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments on margin loan	(41,674)
Borrowings from margin loan	19,956
Net cash provided (used) by financing activities	(21,718)
Net increase (decrease) in cash and cash equivalents	$ 69,587
Cash and cash equivalents, beginning of year	46,477
Cash and cash equivalents, end of year	$ 116,064
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 680
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Money Market 1 Institutional Investment Dealer

Notes to the Financial Statements

March 31, 2008

(1) Organization

Money Market 1 Institutional Investment Dealer (the "Company"), was formed as a California corporation in June 1995. The Company's primary business is that of a securities broker-dealer with accounts throughout the United States, and it is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Aldica, Inc. (the "Parent").

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the statements of cash flows.

Allowances for Doubtful Accounts
Allowances for doubtful accounts is provided when the receivables are considered past due or delinquent based on age of the accounts or how recently payments have been received. Any economic factors that affect the collection of the receivables are also taken into consideration. No allowance for doubtful accounts was provided at March 31, 2008.

Commission and Trading Revenue
The Company derives revenue from commissions and concessions related to the sales of money markets and short-term instruments to institutional clients. Revenue is recognized on a trade-date basis.

Service Revenue
The Company derives service revenue from acting as a dealer investing clients' funds in securities offered by specific distributors and underwriters. Revenue is recognized based on an annual basis point of the average daily net asset value of the funds owned beneficially by the clients during the period.

Securities Transactions
Securities transactions recorded by the Company are executed and carried by an independent broker-dealer on a fully disclosed basis. The Company does not receive or hold clients' securities or funds. Transactions are recorded on a trade-date basis. The Company had a policy of reviewing, as considered necessary, the credit standing of the broker and whom it conducts business. The Company is required to maintain certain deposits with its clearing broker. These deposits are reflected as a receivable from the brokers, dealers, and clearing organizations.

(2) Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences, if any, are recognized to the extent that realization of such benefits is more likely than not.

(3) Income Taxes

The Company files consolidated income tax returns with its Parent. The following provision for income taxes has been computed as though the Company files its income tax returns separately. The receivable for income tax benefit is recorded as an increase of the parent inter-company receivable. The amount of tax-related balances due from Parent as of March 31, 2008, was $53,989. Deferred taxes are primarily the result of temporary differences between the cash basis of accounting for tax purposes versus accrual basis accounting for the financial statements. Deferred taxes at March 31, 2008 are not significant. The income tax benefit for the year ended March 31, 2008 was as follows:

Federal	$ 6,480
State	3,209
Income Tax Benefit	$ 9,689

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At March 31, 2008, the Company's net capital was $133,453, which exceeded the requirement by $128,453.

(5) Risk Concentration

Approximately 80% of the Company's commission revenue for the year ended March 31, 2008, was from five major investment dealers. Accounts receivable from these dealers at March 31, 2008, was approximately $48,226.

During the fiscal year and in prior years, the Company has derived a significant proportion of their revenues from the auction rate securities market, which became significantly impaired in February 2008. The Company has developed and continues to cultivate alternative markets for clients' financial assets.

(6) Related-Party Transactions

The Company and its Parent share office space and share the services of various salaried employees. Under the terms of an oral operating agreement between the Company and the Parent (the "Operating Agreement"), the Parent pays all costs incurred in connection with the maintenance of the shared office space. The Company pays all accounting, regulatory, and clearing fees related to its operations. The Parent pays personnel, promotional, communications, and other costs of the Company. The Company pays a management fee in consideration of these facilities and services.

During the year ended March 31, 2008, the Company paid management fees of $1,539,000 to the Parent.

In accordance with the Operating Agreement, certain amounts paid by the Parent are not allocated between the Parent and the Company. As a result, the Company's financial position and results of operations may not be indicative of conditions that would have existed or results that would have occurred had the Company operated as an unaffiliated entity.

The Company generates service revenue from investing the clients' funds of an affiliate company under common control of the Parent. For the year ended March 31, 2008, the Company has earned $27,165 from these transactions.

(7) Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker, the Company's transactions are executed with and on behalf of clients. The Company introduces these transactions for clearance to one clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Money Market 1 Institutional
Investment Dealer
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2008

Net Capital		
Total stockholder's equity qualified for net capital		$ 173,221
Less: Non-allowable assets		
Accounts receivable	13,282	
Due from parent company	26,486	
Total non-allowable assets		39,768
Net capital		133,453
Net minimum capital requirement of 6.67% of aggregate indebtedness of $50,607 or $5,000, whichever is greater		5,000
Excess net capital		$ 128,453

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of March 31, 2008)

There were no material differences noted in the Company's net capital computation at March 31, 2008.

Money Market 1 Institutional
Investment Dealer
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended March 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are cleared through Goldman Sachs or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended March 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Shareholder
Money Market 1 Institutional Investment Dealer
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Money Market 1 Institutional Investment Dealer (the Company), as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended March 31, 2008, and this report does not affect our report thereon dated June 24, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

June 24, 2008

Money Market 1 Institutional Investment Dealer

Annual Audit Report

March 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

END